Compass, Inc.
110 Fifth Avenue, 4th Floor
New York, NY 10011
November 28, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pam Howell

Re:	Compass, Inc.
Registration Statement on Form S-4
File No. 333-291556
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Compass, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 2, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.
Please contact Ross M. Leff of Kirkland & Ellis LLP at (212) 446-4947 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Compass, Inc.

/s/ Ethan Glass
Ethan Glass
Chief Legal Officer and Corporate Secretary

cc:	Robert Reffkin Founder and Chief Executive Officer Compass, Inc.

Joshua Kogan, P.C. Ross Leff, P.C. Rachael Coffey, P.C. Kirkland & Ellis LLP

Steven A. Rosenblum Hannah Clark Wachtell, Lipton, Rosen & Katz